Exhibit 99.1

PRESS RELEASE
Brussels, 7 October 2015

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

THIS ANNOUNCEMENT IS NOT AN ANNOUNCEMENT OF A FIRM INTENTION TO MAKE AN OFFER UNDER RULE 2.7 OF THE CITY CODE ON TAKEOVERS AND MERGERS AND THERE CAN BE NO CERTAINTY THAT AN OFFER WILL BE MADE.

Anheuser-Busch InBev Proposes Combination with

SABMiller to Build the First Truly Global Beer Company

Combination Would Create One of the World’s Leading Consumer Products Companies

Largely Complementary Geographical Footprints and Brand Portfolios

Revised Proposal Represents a Compelling Opportunity for SABMiller Shareholders; Cash Proposal Represents an Attractive Premium of 44% and Partial Share Alternative a Premium of 28%

Strong Commitment to South Africa and the African Continent as Critical Driver of Future Growth

More Choice for Consumers around the World

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD) today announces a revised proposal to the Board of SABMiller plc (“SABMiller”) (LSE: SAB) (JSE: SAB) to combine the two companies and build the first truly global beer company.

Revised Proposal is Highly Attractive to SABMiller Shareholders

The revised proposal that AB InBev has made today is to acquire SABMiller for GBP 42.15 per share in cash, with a partial share alternative available for approximately 41% of the SABMiller shares. AB InBev has made two prior written proposals in private to SABMiller, the first at GBP 38.00 per share in cash and the second at GBP 40.00 per share in cash. AB InBev is disappointed that the Board of SABMiller has rejected both of these prior approaches without any meaningful engagement.

AB InBev believes that this revised proposal should be highly attractive to SABMiller shareholders and provides an extremely compelling opportunity for them. The cash proposal represents a premium of approximately 44% to SABMiller’s closing share price of GBP 29.34 on 14 September 2015 (being the last business day prior to renewed speculation of an approach from AB InBev).

PRESS RELEASE
Brussels, 7 October 2015

The revised proposal is designed to enable a compelling cash offer to be made to SABMiller’s public shareholders and to provide a continuing attractive investment for Altria Group, Inc. and BevCo Ltd. (who together hold approximately 41% of the SABMiller shares), which AB InBev believes will satisfy their financial requirements. Importantly, the partial share alternative enables appropriate financing to be achieved and supports the cash offer at a higher price than AB InBev would otherwise be able to offer. Further details of the partial share alternative and the pre-conditions to this revised proposal are set out below.

AB InBev believes that the revised cash proposal of GBP 42.15 per share is at a level that the Board of SABMiller should recommend.

A Compelling Opportunity

The combination of AB InBev and SABMiller would result in a truly global brewer that would take its place as one of the world’s leading consumer products companies. Given the largely complementary geographical footprints and brand portfolios of AB InBev and SABMiller, the combined group would have operations in virtually every major beer market, including key emerging regions with strong growth prospects such as Africa, Asia, and Central and South America.

As a combined company, the group would generate revenues of USD 64 billion and EBITDA of USD 24 billion1. AB InBev believes that this transaction would be in the best interests of both companies’ consumers, shareholders, employees, wholesalers, business partners and the communities they serve.

“We have the highest respect for SABMiller, its employees and its leadership, and believe that a combination of our two great companies would build the first truly global beer company,” said Carlos Brito, Chief Executive Officer of Anheuser-Busch InBev. “Both companies have deep roots in some of the most historic beer cultures around the world and share a strong passion for brewing as well as a deep seated tradition of quality. By bringing together our rich heritage, brands and people we would provide more opportunities for consumers to taste and enjoy the world’s best beers. We also both strive to have a positive impact on the communities in which we work and live as two of the world’s leading corporate citizens. Put simply, we believe we can achieve more together than each of us could separately, bringing more beers to more people and enhancing value for all of our stakeholders.”

1 Figures represent the aggregate consolidated revenue and EBITDA of (a) the amount for the 12 month period ending on 31 March 2015 (in the case of SABMiller) and (b) the amount for the 12 month period ending on 31 December 2014 (in the case of AB InBev).

PRESS RELEASE
Brussels, 7 October 2015

Combination to Generate Significant Growth Opportunities, Benefiting Stakeholders around the World

A combination of AB InBev and SABMiller would generate significant growth opportunities from marketing the companies’ combined brand portfolio through a largely complementary distribution network, and applying the best practices of both companies across the new organization. Strong brand building experience and success in developing national icons and local brands have been critical success factors for both AB InBev and SABMiller.

The combined company’s joint portfolio of complementary global and local brands would provide more choices for beer drinkers in new and existing markets around the world. In addition, bringing together the capabilities of both companies would enable further innovations to introduce exciting new products for our consumers around the globe.

As an example, following the combination with Anheuser-Busch, AB InBev has successfully grown Budweiser globally, with international sales now accounting for over half of the brand’s total volume.

Building the Best Global Talent Pool

AB InBev believes that, together with SABMiller, it can build one of the world’s pre-eminent consumer goods companies, benefitting from the skills, enthusiasm, commitment, energy and drive of the combined global talent base.

AB InBev is a truly international organization, with close to 30 nationalities represented in the most senior management positions. SABMiller’s experienced management team offers extensive market expertise, especially in regions where AB InBev does not currently have a significant presence.

As a result, AB InBev would expect that key members of SABMiller’s management team and employees would play a significant role in the combined company across the organization.

African Continent to be Critical Driver of Growth for Combined Company, Building on the Strong Heritage of SABMiller in the Region

Africa, as a continent, has hugely attractive markets with increasing GDPs, a growing middle class and expanding economic opportunities. Africa would continue to play a vital role in the future of the combined company, building upon the strong history and success of SABMiller in the region dating back to the 19th century. AB InBev intends to establish a secondary listing on the Johannesburg Stock Exchange, as well as have a local board that would be critical to the future success of the combined company.

PRESS RELEASE
Brussels, 7 October 2015

AB InBev intends for Johannesburg to continue to be the regional headquarters for the combined group on the African continent. In addition, AB InBev recognizes that SABMiller has long supported the progress of South African society and is deeply engaged with local stakeholders. In particular, AB InBev admires the Broad-Based Black Economic Empowerment scheme that SABMiller has put in place and intends to continue this initiative.

Building a Better World Together

Both companies strive to have a positive impact on the communities in which they work and live by providing opportunities all along the supply chain — from farmers to brewmasters to truck drivers to customers — as well as by aspiring to the highest standards of corporate social responsibility.

A combination of the two companies would pool resources and expertise to make a greater and more positive impact on the world. Both companies have strong programs that partner with stakeholders to encourage the responsible enjoyment of their products, to reduce the impact on the environment with a focus on water, energy, and recycling, and to improve the communities where they live and work.

Proven Track Record of Successfully Completing Transactions and Creating Shareholder Value

AB InBev has a proven track record of successfully completing and integrating business combinations and creating shareholder value. The company has completed several major transactions in the past two decades and has consistently delivered on stated goals and honored commitments for the benefit of all stakeholders. A combination would pool resources and expertise to make an even greater and more positive impact on communities around the world.

Committed to Working Proactively with Regulators

The companies’ geographic footprints are largely complementary on a continental and regional basis and AB InBev would work with SABMiller and the relevant authorities in seeking to bring all potential regulatory reviews to a timely and appropriate resolution. In the U.S. and China, in particular, the company would seek to resolve any regulatory or contractual considerations promptly and proactively. Similarly, in South Africa and other jurisdictions, AB InBev would work with SABMiller to address any regulatory requirements.

Partial Share Alternative

The revised proposal includes a partial share alternative which comprises up to 326 million shares and is available for approximately 41% of the SABMiller shares. These shares would take the form of a separate class of AB InBev shares (the “Restricted Shares”) with the following characteristics:

•	Unlisted and not admitted to trading on any stock exchange;

PRESS RELEASE
Brussels, 7 October 2015

•	Subject to a five-year lock-up from closing;

•	Convertible into AB InBev ordinary shares on a one for one basis after the end of that five year period; and

•	Ranking equally with AB InBev ordinary shares with regards to dividends and voting rights.

Pre-conversion into AB InBev ordinary shares, SABMiller shareholders who elect for the partial share alternative will hold 0.483969 Restricted Shares for every 1 SABMiller share2. SABMiller shareholders who elect for the partial share alternative would also receive GBP 2.37 in cash for each SABMiller share. Based on the closing price of AB InBev’s ordinary shares on 6 October 2015 of EUR 98.06, the partial share alternative, including the GBP 2.37 in cash, would value each SABMiller share at GBP 37.49 per share, representing a premium of approximately 28% to the closing SABMiller share price of GBP 29.34 as of 14 September 20153.

This means that the implied value of the partial share alternative is less than the proposed cash offer, even before taking account of the additional discount that would apply for the unlisted nature and non-transferability of the Restricted Shares. AB InBev is not seeking a recommendation from the Board of SABMiller in respect of the partial share alternative.

AB InBev expects that most SABMiller shareholders will likely accept the higher premium cash offer and, should they wish to, re-invest their proceeds in AB InBev’s listed ordinary shares. However, any SABMiller shareholder will be able to elect for the partial share alternative.

Pre-Conditions

The announcement of a formal transaction would be subject to the following matters:

•	Recommendation by the Board of SABMiller in respect of the cash offer, and the execution of irrevocable undertakings to vote in favor of the transaction from members of the SABMiller Board, in a form acceptable to AB InBev;

•	The execution of irrevocable undertakings to vote in favor of the transaction and the elections for the partial share alternative from SABMiller’s two major shareholders, Altria Group, Inc. and BevCo Ltd., in each case in respect of all of their shareholding and in a form acceptable to AB InBev;

•	Satisfactory completion of customary due diligence; and

2 In the event that elections for the Restricted Shares represent more than 326 million Restricted Shares then such elections will be reduced on a pro rata basis.

3 Based on an exchange rate of EUR 1.3515:GBP 1.0000, which was derived from data provided by Bloomberg as at 4.30 pm BST on 6 October 2015.

PRESS RELEASE
Brussels, 7 October 2015

•	Final approval by the Board of AB InBev. The Board of AB InBev has fully supported this proposal and expects (subject to the matters above) to give its formal approval immediately prior to announcement.

AB InBev reserves the right to waive in whole or in part any of the pre-conditions to making an offer set out in this announcement.

The conditions of the transaction will be customary for a combination of this nature, and will include approval by both companies’ shareholders and receipt, on satisfactory terms, of all antitrust and regulatory approvals.

In view of the timetable for obtaining some of these approvals, AB InBev envisages proceeding by way of a pre-conditional transaction in accordance with The City Code on Takeovers and Mergers (“the Code”).

The cash consideration under the transaction would be financed through a combination of AB InBev’s internal financial resources and new third party debt.

The proposal does not constitute an offer or impose any obligation on AB InBev to make an offer, nor does it evidence a firm intention to make an offer within the meaning of the Code. AB InBev does not, therefore, regard it as forming the basis for an announcement pursuant to Rule 2.2(a) of the Code.

There can be no certainty that a formal offer will be made. A further statement will be made as appropriate.

AB InBev reserves the following rights:

a)	to introduce other forms of consideration and/or to vary the composition of consideration;

b)	to implement the transaction through or together with a subsidiary of AB InBev or a company which will become a subsidiary of AB InBev;

c)	to make an offer (including the cash offer and partial share alternative) for SABMiller at any time on less favorable terms:

(i)	with the agreement or recommendation of the Board of SABMiller;

(ii)	if a third party announces a firm intention to make an offer for SABMiller on less favorable terms; or

(iii)	following the announcement by SABMiller of a whitewash transaction pursuant to the Code; and

d)	in the event that any dividend is announced, declared, made or paid by SABMiller, to reduce its offer (including the cash offer and partial share alternative) by the amount of such dividend.

PRESS RELEASE
Brussels, 7 October 2015

AB InBev has retained Lazard as its financial advisor and Freshfields Bruckhaus Deringer LLP as legal advisor in connection with the matters described in this announcement.

Microsite and CEO Video

Further information, including all documents related to the proposed transaction and a video of AB InBev CEO Carlos Brito discussing the proposed combination, can be found at: www.globalbrewer.com. A transcript of the video can be found at: http://www.globalbrewer.com/home/#news-and-facts.

Investor and Analyst Conference Call Details

AB InBev will host two conference calls for investors and analysts today. Details for the calls are as follows:

Investor and Analyst Conference Call #1

Time: 4 a.m. EDT / 9 a.m. BST / 10 a.m. CET

Webcast Link:

http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16532/52926/Lobby/default.htm

UK Dial-In Number: +44 (0) 20 7192 8000

US Dial-In Number: +1 866 966 1396

Conference ID: 56262876

Investor and Analyst Conference Call #2

Time: 8:30 a.m. EDT / 1:30 p.m. BST / 2:30 p.m. CET

Webcast Link:

http://cache.merchantcantos.com/webcast/webcaster/4000/7464/16532/52927/Lobby/default.htm

UK Dial-In Number: +44 (0) 20 7192 8000

US Dial-In Number: +1 866 966 1396

Conference ID: 56267073

For those unable to listen to the live broadcast, a replay of the webcast and a transcript of the call will be archived and available on www.globalbrewer.com

PRESS RELEASE
Brussels, 7 October 2015

Media Conference Call Details

AB InBev will also host two conference calls for media today. Details for the calls are as follows:

Media Conference Call #1

Time: 2:30 a.m. EDT / 7:30 a.m. BST / 8:30 a.m. CET

UK Dial-In Number: +44 (0) 20 7192 8000

US Dial-In Number: +1 866 966 1396

Conference ID: 56231478

Media Conference Call #2

Time: 9:30 a.m. EDT / 2:30 p.m. BST / 3:30 p.m. CET

UK Dial-In Number: +44 (0) 20 7192 8000

US Dial-In Number: +1 866 966 1396

Conference ID: 56244076

Lazard is acting exclusively as financial adviser to AB InBev and for no one else in connection with the matters described in this announcement and is not, and will not be, responsible to anyone other than AB InBev for providing the protections afforded to clients of Lazard, or for providing advice in connection with the matters described in this announcement. For these purposes “Lazard” means Lazard Frères & Co. LLC and Lazard & Co., Limited. Lazard & Co., Limited is authorised and regulated in the United Kingdom by the Financial Conduct Authority. Neither Lazard nor any of its affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Lazard in connection with this announcement or the matters described in this announcement.

Deutsche Bank AG is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. Details about the extent of its authorisation and regulation by the Prudential Regulation Authority, and regulation by the Financial Conduct Authority, are available on request or from www.db.com/en/content/eu_disclosures.htm

Deutsche Bank AG, acting through its London branch (“DB”), is acting as corporate broker to AB InBev and no other person in connection with this announcement or its contents. DB will not be responsible to any person other than AB InBev for providing any of the protections afforded to clients of DB, nor for providing any advice in relation to any matter referred to herein. Without limiting a person’s liability for fraud, neither DB nor any of its subsidiary undertakings, branches or affiliates nor any of its or their respective directors, officers, representatives, employees, advisers or agents owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of DB in connection with this announcement, any statement contained herein or otherwise.

PRESS RELEASE
Brussels, 7 October 2015

In accordance with Rule 2.6(a) of the Code, AB InBev must, by not later than 5.00 p.m. on Wednesday 14 October 2015, either announce a firm intention to make an offer for SABMiller in accordance with Rule 2.7 of the Code or announce that it does not intend to make an offer for SABMiller, in which case the announcement will be treated as a statement to which Rule 2.8 of the Code applies. This deadline will only be extended with the consent of SABMiller and the Takeover Panel in accordance with Rule 2.6(c) of the Code.

English, Dutch and French versions of this press release will be available on www.ab-inbev.com.

NOTES

Disclosure requirements of the Code

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

PRESS RELEASE
Brussels, 7 October 2015

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposal to the Board of SABMiller, and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. These forward-looking statements may include statements relating to: the expected characteristics of the combined company; expected ownership of the combined company by AB InBev and SABMiller shareholders; expected customer reach of the combined company; the expected benefits of the proposed transaction; and the financing of the proposed transaction. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including that there can be no certainty that the approach in respect of the proposed transaction described herein will result in an offer or agreement, or as to the terms of any such agreement, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2015. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Notice to US investors

If AB InBev made an offer for SABMiller, then US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Brussels, 7 October 2015

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors
Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +1-212-573-9283 E-mail: karen.couck@ab-inbev.com Kathleen Van Boxelaer Tel: +32-16-27-68-23 E-mail: kathleen.vanboxelaer@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com Heiko Vulsieck Tel: +32-16-27-68-88 E-mail: heiko.vulsieck@ab-inbev.com

Steve Lipin, Brunswick Group US Tel: +1-212-333-3810 E-mail: slipin@brunswickgroup.com Richard Jacques, Brunswick Group UK Tel: +44-20-7404-5959 E-mail: rjacques@brunswickgroup.com

Financial Adviser - Lazard	Corporate Broker – Deutsche Bank
William Rucker / Charlie Foreman Tel: +44 20 7187 2000	Ben Lawrence / Simon Hollingsworth Tel: +44 20 7545 8000

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. This includes global brands Budweiser®, Corona® and Stella Artois®; international brands Beck’s®, Leffe®, and Hoegaarden®; and local champions Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Victoria®, Modelo Especial®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Cass®, and Jupiler®. Anheuser-Busch InBev’s dedication to quality goes back to a brewing tradition of more than 600 years and the Den Hoorn brewery in Leuven, Belgium, as well as the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 155 000 employees based in 25 countries worldwide. In 2014, AB InBev realized USD 47.1 billion revenue. The company strives to be the Best Beer Company Bringing People Together For a Better World. Learn more at ab-inbev.com, at facebook.com/ABInBev or on Twitter through @ABInBevNews.